QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.3

STOCK PURCHASE AGREEMENT

        THIS AGREEMENT is made this 11 day of December 1996 BY AND BETWEEN:

1.
Coherent Inc., a company incorporated in Delaware in the United States of America, whose registered office is at 5100 Patrick Henry Drive, Santa Clara, CA 95054, United States of America (hereinafter referred to as the "Purchaser");

2.
Mr Harry Asonen (050556-029M), Koivikonkatu 23, 33820 Tampere, Finland;
Mr Rauno Asonen (280448-4517), Pihatanhua 11, 33480 Mutala, Finland;
Mr Simo Arra (310146-5691), 36420 Sahalahti, Finland;
Mr Juha Hautala (190963-0158), Seljatie 12, 36200 Kangasala, Finland;
Mrs Leena Kivipelto-Mattila (300453-236V), Järveläntie 6, 37800 Toijala, Finland;
Mr Hannu Kojola (171144-451R), Turuntie 346, 21870 Riihikoski, Finland;
Mr Jouko Lammasniemi (230863-189M), Vilppulanpolku 4 A 1, 33720 Tampere, Finland;
Mr Jari Näppi (021162-175T), Sammonkatu 27 E 67, 33540 Tampere, Finland;
Mr Aleksander Ovtchinnikov (250161-217N), Lehtikatu 7 E 25, 33340 Tampere, Finland;
Mr Markus Pessa (211141-1594), Miekkakatu 13 C 11, 33530 Tampere, Finland;
Mr Keijo Rakennus (110461-137F), Kyläojankatu 1 B 9, 33700 Tampere, Finland;
Mr Mika Toivonen (140466-111V), Miekkakatu 13 A, 33530 Tampere, Finland;
Mr Arto Salokatve (051061-171J), Lindforsinkatu 8 B 33, 33720 Tampere, Finland and
Mr Pekka Savolainen (160269-1010), Arkkitehdinkatu 28 B 27, 33720 Tampere, Finland
(hereinafter referred all together to as the "Vendors")

        WHEREAS:

(A)
Tutcore Oy Ltd. is a company registered in Tampere in Finland under number 516.984 (hereinafter referred to as the "Company");

(B)
The Vendors are each the beneficial owners in the following proportions of the ordinary voting shares of FIM 100 each in the Company, which shares in aggregate represent the entire issued share capital FIM 560.000 of the Company:

Mr Harry Asonen	720 shares;
Mr Rauno Asonen	320 shares;
Mr Simo Arra	352 shares;
Mr Juha Hautala	80 shares;
Mrs Leena Kivipelto-Mattila	368 shares;
Mr Hannu Kojola	352 shares;
Mr Jouko Lammasniemi	704 shares;
Mr Jari Näppi	720 shares;
Mr Aleksander Ovtchinnikov	80 shares;
Mr Markus Pessa	720 shares;
Mr Keijo Rakennus	544 shares;
Mr Mika Toivonen	320 shares;
Mr Arto Salokatve	160 shares	and
Mr Pekka Savolainen	160 shares

Total: 5.600 shares
(C)
The Purchaser and the Vendors have agreed to enter into this Agreement for the purpose of which is the acquisition of the Company through sale and purchase of the shares of the Company. By this Agreement the Purchaser shall purchase 80% of the shares of the Company in proportions they are owned by the Vendors. Further, the Purchaser shall have an option to acquire the remaining

  20% of the shares of the Company from the Vendors at the end of the fifth year from the date of this Agreement in accordance with the terms of Clause 6 of this Agreement.

(D)
The Vendors have agreed to sell and the Purchaser has agreed to purchase, in reliance upon the representations, warranties, indemnities and undertakings hereinafter contained or referred to, the shares of the Company on and subject to the terms and conditions hereinafter appearing.

        NOW, IT IS HEREBY AGREED AS FOLLOWS:

        Interpretation

  In this agreement, unless the contrary intention appears, the following definitions apply:

  Effective Date shall mean the date of this Agreement;

  Third Year shall mean the calendar year 1999 and Three Years shall mean the time from the Effective Date till the end of calendar year 1999;

  Fifth Year shall mean the calendar year 2001 and Five Years shall mean the time from the Effective Date till the end of calendar year 2001;

  Semiconductor Products shall mean the products produced or intended to be produced by the Company as defined in Enclosure 1;

  Shares shall mean the shares, specified in Clause 2 below, of the Company that are sold with this Agreement;

  Remaining Shares shall mean the shares of the Company that will be subject to the option right of the Purchaser in accordance with the terms in Clause 6;

  Warranties shall mean the warranties and representations by the Vendors in Clause 12.

  Words denoting the single number only include the plural and viceversa.

  The headings in this Agreement are inserted for convenience only and do not affect its construction.

1.
Agreement for sale

1.1
Subject to the terms and conditions of this agreement, the Vendors shall sell as beneficial owners and with full title and the Purchaser shall purchase the Shares free from all liens, charges and encumbrances and with all rights attaching to them and with effect from the date of this Agreement.

1.2
Each of the Vendors hereby waives any pre-emption rights he may have in relation to any of the Shares under the Articles of Association of the Company or otherwise.

2.
The object of the sale and purchase

  The object of the sale and purchase is 4.480 shares in the Company, which shares in aggregate represent 80% of the all of the Shares as well as 80% of all of the voting rights in the Company. The Shares to be sold hereunder shall be divided between the Vendors as specified in Enclosure 2 hereto.

3.
Purchase consideration

3.1
The aggregate purchase consideration for the Shares shall be the sum of USD four million (4.000.000) as First Instalment together with additional payments specified in Clauses 4 and 5 respectively.

3.2
From the First Instalment 75 per cent, i.e USD 3.000.000, shall be paid in cash to the Vendors at the Effective Date. The balance of the First Instalment, i.e USD 1.000.000, shall be paid by way of depositing the sum in an interest bearing escrow account to secure the liability of the Vendors as set forth in Clause 13 hereinbelow. The deposition shall be made at Merita Bank Ltd. Finland, in terms agreed by both parties. This sum shall be released to the Vendors as soon as the time whereby the Purchaser is to present its claims pursuant to Clause 13 has lapsed, provided that the Purchaser has not made any claims.

3.3
The Vendors shall be entitled to the purchase consideration and first and second additional payments mentioned in Clauses 4. and 5. and payments made under the Option Right mentioned in Clause 6 as nearly as may be in proportion to their holdings of the Shares.

4.
First additional payment

4.1
After Three Years the Purchaser shall pay to the Vendors the sum calculated in accordance with the following formula:

USD Three-Year Semiconductor Sales USD 59.000.000	x USD 2.000.000

  in which the value of the Semiconductor Sales shall be the net sales value of the sold Semiconductor Products during the Three Years (Enclosure 3).

4.2
Notwithstanding the foregoing the first additional payment shall in no event exceed USD 2.000.000.

4.3
The payment shall be made in cash within Sixty Days from the end of the Third Year.

5.
Second additional payment

5.1
After Five Years the Purchaser shall pay to the Vendors the sum calculated in accordance with the following formula:

USD Five-Year Semiconductor Sales USD 160.000.000	x USD 2.000.000

  in which the value of the Semiconductor Sales shall be the net sales value of the sold Semiconductor Products during the Five Years (Enclosure 3).

5.2
Each of the Vendors shall have an individual right to choose the way of payment of their proportion out of second additional payment as follows:

(a)
in cash
or

(b)
in shares of Coherent Inc. common stock

  in which calculation the shares of Coherent Inc. shall be valued as to the closing price quoted by the NASDAQ stock market at the Effective Date. In case there will be any stock splits, stock dividends or similar capital reorganisations the value of shares shall be adjusted.

5.3
Notwithstanding the above the portion of the second additional payment to be paid in the shares of Coherent Inc. common stock shall not exceed in value USD 2.000.000. The balance between the aggregate second additional payment and the portion of the same to be paid in shares of Coherent Inc. shall be paid in cash. Each Vendor has right for payment in shares in proportion of their ownership of the Shares when the demand of shares exceeds the limit value of USD 2.000.000. If one or more of the Vendors decides not elect the payment in shares, these shares shall not be divided to other Vendors.

5.4
The payment shall be made within 60 days following the end of the Fifth Year. The Vendors shall deliver a written notice of their intent to choose shares of Coherent Inc. as a way of payment to the Purchaser latest 30 days after the end of the Fifth Year. Otherwise the Purchaser shall have the option to choose the way of payment.

5.5
In case the Vendors choose shares of Coherent Inc. as a way of payment according to Clauses 5.2 to 5.4 above following terms on request for registration shall apply:

  (a)    If the Purchaser shall receive a written request from the holders of not less than fifty percent (50%) of the shares of Coherent Inc. mentioned in Clauses 5.2 to 5.4 that the Purchaser file a registration statement under the Securities Act of 1933, as amended (the "Act"), then the Purchaser shall promptly notify all other holders of such request and shall use its best efforts to cause all shares of Coherent Inc. mentioned in Clauses 5.2 to 5.4 that holders have requested to be registered on Form S-3 under the Act;

  (b)    The Purchaser shall be obligated to effect only one registration pursuant to this paragraph. The Purchaser shall have no obligation pursuant to this paragraph if, in the opinion of counsel to the Purchaser, the shares of Coherent Inc. mentioned in Clauses 5.2 to 5.4 can be freely transferred without registration under Rule 144 promulgated under the Securities Exchange Act of 1934;

  (c)    The Purchaser's obligations set forth above are conditioned upon the Vendors cooperating with the furnishing of information to be included in the registration, and the Vendors signing a standard stockholders agreement whereby they agree to coordinate the sale of shares of Coherent Inc. mentioned in Clauses 5.2 to 5.4 with the Purchaser to ensure compliance with the Act;

  (d)    All expenses relating to the registration, other than underwriting discounts, selling commissions and stock transfer taxes applicable to the Shares to be registered, shall be paid by the Purchaser;

  (e)    Words "register", "registered" and "registration" refer in the context above to a registration effected by preparing and filing a registration statement in compliance with the Act and the declaration or ordering of the effectiveness of such registration statement.

6.
Option for redemption of the Remaining Shares

6.1
At end of Fifth Year the Vendors shall have the right to require that the Purchaser shall purchase the Remaining Shares and the Purchaser shall have the right to require that the Vendors shall sell all or some of the Remaining Shares to the Purchaser to a price determined in the following formula ("The Option Right"):

USD Five-Year Semiconductor Sales USD 160.000.000	x USD 2.940.000

  in which the value of the Semiconductor Sales shall be the net sales value of the sold Semiconductor Products during the Five Years.

6.2
The Option Right shall be exercised by delivery of a written notice by the party wishing to exercise the Option Right to the other parties within 90 days following the end of the Fifth Year.

6.3
The parties shall be bound to complete the sale and purchase of the Remaining Shares 14 days after date of service of the notice of exercise of the Option Right.

6.4
Completion of the sale and purchase shall take place at the offices of Merilampi, Marttila & Laitasalo in Tampere or at such other place as the parties shall mutually agree not later than 3.00 p.m. on the relevant day. The Vendors shall then deliver to the Purchaser (i) a duly executed transfer of the Remaining Shares accompanied by the relative share certificates, (ii) a waiver of any applicable rights of pre-emption, duly signed by all the other members of the Company, and (iii) such other deeds and documents as may be necessary to transfer to the Purchaser or as it may direct the unencumbered beneficial ownership of the Remaining Shares.
6.5
All rights attached to the Remaining Shares shall accrue to the Purchaser on the date of service of the notice exercising the Option Right and, following the exercise of the Option Right, the Vendors shall account to the Purchaser for all dividends or other distributions of the Company declared or paid by reference to a record date which is subsequent to the date of service and shall exercise all voting and other rights at the direction of the Purchaser.
6.6
Each of the Vendors hereby warrant to the Purchaser that he is and will remain until the exercise or expiry of the Option Right the beneficial owner of the Remaining Shares, subject only to the Option Right, and has and will have full power and authority to grant an option in respect of the same upon the terms and conditions of this agreement. The Vendors shall not prior to the exercise of expiry of the Option Right transfer, dispose of, charge, pledge or encumber in any way its interest in any of the Remaining Shares and the Remaining Shares shall upon completion be sold free of any liens, charges or encumbrances.
7.	Late payment
For any delay in the payments referred to in Clauses from 3 to 6 the Purchaser is liable to pay an annual interest of 18%.
8.	Conditions and rescission
8.1	The purchase of the Shares is conditional upon the respective approvals of the Board of Directors of Coherent Inc.;
8.2
The Purchaser shall be entitled to rescind this agreement by notice in writing to the Vendors if prior to completion it appears that the above condition shall not be met or any of the warranties is not or was not true and accurate in all respects of if any act or event occurs which, had it occurred on or before the date of this agreement, would have constituted a breach of any of the warranties or if there is any material breach or nonfulfilment of any of the warranties which (being cable of remedy), is not remedied prior to completion.
9.	Completion

Provided that it has not been rescinded in accordance with clause 8 the completion shall take place after signing without delay and on December 15, 1996 at the latest when all the transactions mentioned in the following subclauses shall be completed:
(a) The 75 per cent of the First Instalment of the purchase consideration shall be paid in cash into the account directed by the Vendors in proportions directed by the Vendors;
(b) The balance of the First Instalment shall be paid to the escrow account;

(c) The Vendors shall deliver to the Purchaser duly completed and signed transfers in favour of the Purchaser or as it may direct in respect of the Shares together with the relative share certificates;
(d) The Company shall execute contracts of employment and contracts of consulting mentioned in Clause 14;
(e) The title to the Shares shall pass to the Purchaser as the Shares are delivered.

10.	Stamp duty
The stamp duty payable on this sale and purchase shall be paid by the Purchaser.
11.	Confidentiality

The parties shall keep confidential all information acquired from the other parties in connection with entering into or negotiating this Stock Purchase Agreement as well as the terms of this Agreement, except if the party is liable to reveal such information pursuant to laws or regulations or if the information is already in public domain.
12.	Representations and Warranties by the Vendors
The Vendors jointly and severally represent and warrant to the Purchaser that
12.1
The following representations and warranties of the Vendors are accurate and in full force as at the date of signing of this stock purchase agreement and at the Effective Date, unless the wording of the warranty otherwise implies;
12.2
The accounts for the period ended December 31, 1995 and for the preceding three accounting periods of the Company were prepared in accordance with the historical cost convention, and the basis and policies of accounting adopted in preparing the accounts are the same as those adopted in preparing the accounts of the Company in respect of the three last preceding accounting periods;
12.3
The accounts of the Company give a true and fair view of the assets and liabilities of the company and its profits for the financial period ended on relevant last accounts date, comply with the requirements of Finnish Companies Act, Bookkeeping Act, good accounting principles and any other relevant statute, properly reflect the financial position of the Company as at their date, fully disclose all the assets of the Company as at their date and make full provision or reserve for all liabilities and capital commitments outstanding at the relevant last accounts date, including contingent, unquantified or disputed liabilities.
12.4
The execution of this stock purchase agreement will not violate any agreement that the Company is a party to, or any laws, rules or regulations and no consents are required from the government or any third parties to complete the transaction. This warranty considers the financial support contracts between TEKES and the Company and between European Communities and the Company which have been presented to the Purchaser;
12.5
The information regarding the Company given by the Vendors to the Purchaser is correct, the Vendors have given to the Purchaser all information required by the Purchaser and the Vendors have not failed to inform the Purchaser of any material information regarding the Company or the Shares;
12.6
There are no pending amendments to the information contained in the extract from Trade Registry as at 8.11.1996 and the Articles of Association as at 13.3.1996 of the Company, and the organs of the Company have not made any resolutions, which should have been entered into the Trade Registry.
12.7
The Company is duly organized, validly existing and in good standing under the laws of Finland and has all the requisite corporate power and authority to own, lease and operate its properties and assets as in the present time owned, leased and operated and to carry on its business as in the present time being conducted;

12.8
The entire paid up share capital of the Company is FIM 560.000 and the property given as subscription in kind, which has been transferred to the Company to cover its share capital, correspond in value the amount for which the Vendors have subscribed for shares in the Company against property given as subscription in kind, and such property is in the possession of the Company;
12.9
The Company has not resolved to increase or decrease its share capital, to obtain loans with equity warrants or loans with convertible debentures, to alter the nominal value of the shares or any other resolutions which might have effect on the shareholders' equity of the Company, which have not been informed to the Purchaser excluding resolutions relating to the normal business of the Company;
12.10
The Vendors own, they have the unencumbered right and they are legally permitted to transfer the Shares which shares in aggregate represent 80% of all of the shares in the Company as well as 80% of the total voting rights vested to all of the shares of the Company, and the Shares are not subject to any pledges, liens, encumbrances or other third-party rights;
12.11
To the knowledge of the Vendors the Company has from the point of view of its business no substantial financial liabilities (to include latent liabilities, off-balance sheet debts and tax liabilities), which do not appear from the list delivered by the Vendors (Enclosure 4). Should such liabilities nevertheless arise, the Vendors shall be responsible for them, to the extent they relate to time prior to Effective Date in accordance with clause 13 hereinafter;
12.12
The property of the Company is not subject to other charges, pledge rights, securities, material third-party rights or other substantial encumbrances than those specified in the list delivered by the Vendors (Enclosure 5). The Vendors have not made any promises to create such rights or encumbrances;
12.13	The property of the Company is not as a security for third-party debts or liabilities and the Company has not given any commitments for the benefit of third-party liabilities;
12.14	The receivables of the Company do not contain any exceptional payment terms or risk of bad debt, which have not been separately informed to the Purchaser;
12.15
The Company has good, marketable and unencumbered title to all of the assets (including liquid assets, floating assets and fixed assets) specified in the list delivered by the Vendors (Enclosure 6). The assets are free and clear of any other pledges, liens, encumbrances or other third-party rights other than these mentioned in Enclosure 5.
12.16
The agreement between Tampere University of Technology and the Company relating to the possession and use of the premises being possessed under lease agreement are in full force and this agreement has no effect to the mentioned lease agreement;
12.17
The Company has an insurance coverage, which in accordance with normal insurance practice covers the assets of the Company as well as, taking into consideration the special aspects relating to the business of the Company, the need for insurance coverage required otherwise in its activities;
12.18
To the best of the Vendors' knowledge all material industrial and intellectual property rights as well as manufacturing rights and knowhow, which are necessary to maintain and develope the activities of the Company, are freely at the use of the Company without charge. Except for the industrial and intellectual property owned, licensed or freely used by the Company, no other intellectual property rights are required for the conduct the business of the Company. This warranty shall not apply to the joint developement project between the Company and IVO and the rights of the IVO which are based on this project. The Purchaser is aware of the project mentioned;

12.19
No right or license on industrial and intellectual property of the Company has been granted to any person to use in any manner. This warranty shall not apply to the product developement agreements between the Company and EG & G dated 24.101994 and 14.7.1995 which the Purchaser is aware of;
12.20
The Company has not transferred its fixed assets nor has it made any agreement of such transfer, and the Company has not acquired or made an agreement to acquire property or assets other than within its normal business;
12.21	Any and all agreements material to the business of the Company have been specified in Enclosure 7 hereto;
12.22	All agreements, to which the Company is a party and which have material effect to the financial status or business of the Company, comply as at the date of this Agreement with following terms:
(i) the agreements have not been terminated, either prematurely or otherwise or be breached so that there would exist grounds for termination or premature termination,
(ii) the agreements are not subject to termination on grounds that the ownership of the Company is changed in accordance with this agreement on sale and purchase;
12.23
All permits, licences, authorizations and agreements necessary for the conduct of the Company's activities are as at the date of this agreement in full force, and to the knowledge of the Vendors they have not been breached or terminated and there has been no disturbances in the same, and any of the above is neither expected to the knowledge of the Vendors;
12.24
All returns, notifications, computations and payments which should have been made or given by the Company for any taxation purpose were made or given within the requisite periods and are up-to-date, correct on a proper basis and none of them is or is likely to be a subject of any dispute with the taxation authorities.
12.25
As at the date of this agreement the Company has no pending of threatened litigations or arbitration procedures or other legal investigations and the assets of the Company are not subject to tax complaints, precautionary measures, administrative measures by the authorities or other similar measures, and to the knowledge of the Vendors no such measures are expected to arise;
12.26
To the best of Vendors' knowledge, after a reasonable investigation, the Company has complied with the liabilities under environmental laws and especially with the liability under laws on storage or transportation of hazardous materials, and it is not expected that the Company would be faced with liability thereon;
12.27	The pension liabilities of the employees have been fully covered and the pension benefits have been arranged in accordance with the normal practice in this field;
12.28
All information given by any of the Vendors or on behalf of them relating to the Company or its business was, when given, and is now accurate and comprehensive in all respects, and there are no material facts or circumstances, in relation to the Company or its business, which have not been fully and fairly disclosed to the Purchaser and which, if disclosed, might reasonably have been expected to affect the desision of the Purchaser to enter into this agreement;
12.29
The Company shall continue its business in the ordinary course from the date of this agreement to the Effective Date and report to the Purchaser any indication of potential material adverse factors in its business, such as loss of distributors, new announcements in competitive technology, intentions of key employees to resign or leave, or any other adverse factors;
12.30	The Vendors shall have no claim or right to any of the earnings of the Company for the five year period ending December 31, 2001

12.31
In case the Company and / or the Vendors in spite of above warranty has failed to comply with any of the above liabilities or the Company otherwise is liable to act as referred to above, the Vendors shall indemnify the Company against so caused detrimental financial consequences in accordance with Clause 13 below to the extent they relate to time prior to the Effective Date of this Agreement.
13.	Indemnities
13.1	In the event that:
    —
    the Company lacks assets, which it pursuant to this stock purchase agreement and Vendors' warranties should have;

    —
    the Company has or it contains or acquires liabilities, debts or other such financial consequences, which relate or are based on time prior to the Effective Date, which do not appear from this stock purchase agreement or from the information, which the Vendors have otherwise given to the Purchaser or which do not belong to normal business;

    —
    the representation and warranties given by the Vendors in this agreement or otherwise would not be true;

    —
    any environmental matter or matter on hazardous materials will cause claims against or costs to the Company which claims or costs have their origin or basis in the time prior to the Effective Date;

    —
    the Company otherwise deviates from which the Vendors have in this agreement or otherwise informed;

    —
    the Vendors have otherwise committed a breach of the terms of this agreement;

the Purchaser shall be entitled to reduction of purchase price or indemnification which is equal to the proportion such lack of funds, excessive liabilities, taxes of other detrimental financial consequences are in proportion to its shareholding or, at its sole discretion, to claim that the terms of this agreement are fulfilled. The amount of indemnification the Vendors may be liable for shall not exceed the purchase consideration, first and second additional payments and the payments made under option right which are defined in clauses 3-6.
13.2
The Purchaser shall be liable to notify all indemnification and purchase price reduction claims pursuant to this agreement to the Vendors by one year from the Effective Date at the latest. The Purchaser shall be entitled to and is liable, however, to notify the claims relating to taxes within three months from the date the Purchaser has been informed of the tax decision for the Company concerning the accounting period which ends on 31.12.1996.
13.3	The Vendors shall be liable to pay for the indemnification or for the reduced purchase price to the Purchaser interest in accordance with the act on interest.
13.4	If a breach of Clauses 14 and 15 constituting liability according to Clause 13 is committed by a single Vendor the other Vendors shall be free from liability based on such breach or act.

14.  Key employees and consultants of the Company

14.1
The following Vendors

  Mr Harry Asonen
  Mrs Leena Kivipelto-Mattila
  Mr Jari Näppi
  Mr Aleksander Ovtchinnikov
  Mr Keijo Rakennus
  Mr Juha Hautala
  Mr Mika Toivonen
  Mr Arto Salokatve
  Mr Pekka Savolainen
  Mr Jouko Lammasniemi

  shall each remain in the service of the Company by entering into contracts of employment or contracts of consulting with substantially in the form and terms annexed hereto as Enclosure 8.

14.2
The above mentioned Vendors shall be obliged to fulfil their employment or consultancy contracts with their best efforts and not to terminate any or all of the contracts in 5 years from the Effective Date. This clause shall not prevent the Company from terminating any or all of the contracts.

15.  Prohibition of the competition

15.1
For the purpose of assuring to the Purchaser the full benefit of the business and goodwill of the Company, each of the Vendors shall not directly or indirectly for seven years after the Effective Date either on his own account or for any other person:

(a)
engage in competition with the Company;

(b)
hold any intrest in any business which is or shall be wholly or partly in competition with the business of the Company (other than an intrest of not more than 5% of the outstanding stock of any publicity traded company);

(c)
serve as an employee or consultant to any company engaged in a business competive to the Company; or

(d)
solicit, employ, interfere with or attemp to entice away from the Company any person who is employed by the Company.
15.2
For purposes of this agreement, a business competive to the Company shall mean any company that manufactures or sells semiconductor laser products, diode-pumped solid-state lasers, or the materials used to produce them.

15.3
Notwithstanding the foregoing, the obligation set forth in this Clause 15 shall terminate:

(a)
In the case of Vendors who are employees of the Company, six months after such employment with the Company is involuntarily terminated. In event mentioned in 43 § of the finnish Employment Contract Act the Company has right to terminate the employment or consultant agreement without influence on the prohibition according to this Clause 15.

(b)
In the event Mr Aleksander Ovtchinnikov is prohibited from continuing to work in Finland because of legal restrictions.
15.4
Nothing in this Clause 15 shall prohibit any Vendor from conducting research on laser devices in an academic setting in Finland so long as no products are manufactured in commercial quantities or offered for sale to the public or prohibit a Vendor from working for a company where an insubstansial part of its business involves manufacturing or selling semiconductor laser products, diode-pumped solid-state lasers, or the materials used to produce them, so long as the Vendor is not working in the part of business manufacturing or selling semiconductor laser products, diode-pumped solid-state lasers or the materials used to produce them. An insubstantial part shall mean less than 5 per cent of total annual revenues.

16.  Location of the business

  The Purchaser intends to keep the business and the operations of the Company in Tampere, Finland, except in extraordinary circumstances. Extraordinary circumstances shall be defined to be any unforeseen event where it would be reasonable under the circumstances for the Purchaser to move the business and the operations. In case the Purchaser closes the business and the operations of the Company in Tampere the obligations in Clause 14.2 and the noncompete provisions in Clause 15 above shall expire in six months after the move.

17.  Announcement of the stock purchase

  The Vendors and the Purchaser shall be bound to make only a joint public announcement of this stock purchase transaction in a way that will be mutually agreed.

18.  Governing law

  This Agreement shall be governed by and construed in accordance with Finnish law.

19.  Disputes

  Any and all disputes arising out of the Agreement, which may not be settled by the parties' negotiation, shall be finally settled in arbitration to be conducted in accordance with the rules of the International Chamber of Commerce in Stockholm. The place of arbitration shall be Stockholm, Sweden.

        IN WITNESS whereof the parties hereto have executed this Agreement on the date first above written.

        This Stock Purchase Agreement has been executed in fifteen identical copies, one for the Purchaser and one for each Vendor.

For and on behalf of COHERENT INC.

By:	Scott H. Miller Vice President & General Counsel
SIGNED and DELIVERED by HARRY ASONEN
SIGNED and DELIVERED by RAUNO ASONEN
SIGNED and DELIVERED by SIMO ARRA
JUHA HAUTALA signed by Harry Asonen by proxy
SIGNED and DELIVERED by LEENA KIVIPELTO-MATTILA
SIGNED and DELIVERED by HANNU KOJOLA
SIGNED and DELIVERED by JOUKO LAMMASNIEMI
SIGNED and DELIVERED by JARI NÄPPI
SIGNED and DELIVERED by ALEKSANDER OVTCHINNIKOV
SIGNED and DELIVERED by MARKUS PESSA
SIGNED and DELIVERED by KEIJO RAKENNUS
SIGNED and DELIVERED by MIKA TOIVONEN
SIGNED and DELIVERED by ARTO SALOKATVE
SIGNED and DELIVERED by PEKKA SAVOLAINEN

QuickLinks

  EXHIBIT 4.3
STOCK PURCHASE AGREEMENT